Exhibit 99.11

PRESS RELEASE

2021 Strategy & Outlook presentation

Building a sustainable multi-energy Company
Combining energy transition and shareholder return

Paris, September 28, 2021 – Patrick Pouyanné, Chairman and CEO, and members of the Executive Committee will present TotalEnergies’ Strategy & Outlook in Paris today. The webcast of the presentation in English is available on totalenergies.com.

Key messages of the presentation include:

TotalEnergies, a multi-energy company

TotalEnergies affirms its strategy as a multi-energy company active in oil, natural gas, renewables & electricity, biomass and hydrogen, benefitting all its stakeholders.

More energy, less emissions, always more sustainable

To satisfy growing global energy demand linked to worldwide population growth, TotalEnergies will increase its energy production by 30% from now to 2030, with growth coming half from electricity, essentially from renewables, and half from LNG. Its sales mix will evolve to 30% oil, 50% gas, 15% electricity and 5% biomass and hydrogen by 2030. Petroleum product sales will decrease by at least 30% over the period 2020-30.

TotalEnergies will maintain discipline on its investment program, which will be $13-15 billion per year for 2022-25 and will allocate 50% of these investments to growing its activities and 50% to maintaining the base of its activities. 50% of the growth investments will be dedicated to the development of new energies, mainly renewables and electricity, and the other 50% to natural gas, essentially LNG.

TotalEnergies is fully engaged toward its ambition to get to Net Zero by 2050 together with society. Scope 1+2 net operated oil & gas emissions worldwide will decrease by 40% between 2015 and 2030 and worldwide absolute Scope 3 emissions will be lower in 2030 compared to 2015. For that purpose, the carbon intensity of energy products used by its customers worldwide will decrease by at least 20% over same period. In addition, to accompany the Green Deal in Europe, TotalEnergies, a European company, has committed to reducing its Scope 1+2+3 emissions by 30% by 2030 vs 2015.

Hydrocarbons continue to generate strong cash flow to fund the transition and return to shareholders

Upstream production should grow by about 3% per year by 2026, driven by LNG which should grow by 6% per year. TotalEnergies’ oil production will reach its peak during the decade before declining. Over 2022-26, E&P will generate more than $5 billion per year of free cash flow at $50/b, with additional cash flow of $3.2 billion for a $10/b increase in Brent and $0.6 billion for a $1/Mbtu increase in European and Asian gas indexes.

In Downstream, TotalEnergies will continue its policy of adapting its industrial and marketing facilities to anticipate the decline in petroleum product demand, particularly in Europe, with the

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objective of aligning its refining capacities and petroleum product sales to the level of its oil production by 2030. At the same time, TotalEnergies will seize development opportunities in polymer, including recycling and bioplastics, and in new markets, such as biofuels or electric mobility, to generate cash flow growth of around $1 billion over the next 5 years.

Gas, the energy of the transition

In a LNG market growing on average 5-7% per year at a global scale, TotalEnergies' LNG production is expected to increase by 30% by 2025 and sales to reach 50 Mt/y, equivalent to 10% of the world market, at that time. The diversification of LNG outlets will allow continued value creation from global scale and arbitrage. Accelerating decarbonization of the LNG chain, with a focus on reducing methane emission, is a priority with the ambition of reducing full-chain intensity by 20% by 2030.

TotalEnergies will scale up biogas, targeting 2 TWh/y production by 2025 and has the ambition to develop in clean hydrogen, kick starting by covering its own refining demand and then being a pioneer in the mass production of low-cost carbon-free hydrogen and in the production of synthetic fuels, particularly for aviation (SAF).

Scaling up profitable renewables and electricity businesses

TotalEnergies’ ambition is to become one of the world’s top 5 renewable power producers with an objective of 100 GW gross installed capacity by 2030, taking advantage notably of its global footprint. The Company confirms its objective of 35 GW by 2025 with more than 10 GW in operation by end-2021 that will grow by around 6 GW per year from 2022 to 2025.

The Company plans to develop a significant integrated position in deregulated markets while growing production in regulated markets, targeting more than 50 TWh of net production by 2025, generating $3.5 billion of EBITDA.

Combining energy transition and shareholder return

TotalEnergies is confident in its ability to combine energy transition and shareholder return, thus creating long-term shareholder value.

TotalEnergies has demonstrated its resilience during the Covid crisis by maintaining its dividend through the cycle. The Company is emerging stronger with a solid balance sheet, low cost of debt and gearing anchored below 20%. At the same time, TotalEnergies accelerates the growth of its investments in renewables and electricity, bringing them to $3 billion per year, or nearly 25% of its investments over the period 2021-2025.

In a constant $50/b environment, the Company anticipates cash flow growth of $5 billion between 2021 and 2026: this cash flow growth will come notably from renewables and electricity for $1.5 billion and LNG for $1.5 billion, the two pillars of its growth. Discipline on cost will be maintained with an objective to deliver more than $1 billion of additional cost savings by 2023 compared to 2020. This increased revenues and discipline will improve return on equity above 12% in a 50 $/b environment by 2025.

This sustainable cash flow growth, given the investment discipline, will support dividend growth over the next years. In addition, in accordance with the announced policy of allocating up to 40% of the surplus cash generated above $60/b to buybacks and considering the actual high prices of oil and gas, TotalEnergies plans to buy back $1.5 billion of its shares in fourth quarter 2021.

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

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Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.